PMC Mutual Funds – PMC Core Fixed Income Fund
#77. O) Transactions Effected Pursuant to Rule 10f-3

Name of Issuer:	Time Warner Cable Inc.
Type of Security:	Bond
Trade Date:	6/16/08
Maturity Date:	7/18/2018
Interest Rate:	6.75%
Principal Amount:	295,000
Total Purchase:	$294,755
Principal value of offering:	$2,000,000,000
Aggregate value of offering:	$2,000,000,000
Securities acquired from:	Morgan Stanley & Co. Incorporated
Underwriting Syndicate’s Members:

Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Barclays Capital
Citigroup Global America Inc
Daiwa Securities America Inc
Deutsche Bank Securities Inc
Fortis Securities
Goldman Sachs & Co
Greenwich Capital Markets Inc
Lehman Brothers
Mitsubishi Securities International
Mizuho Securities USA Inc
Morgan Stanley & Co Inc
UBS Securities LLC
Wachovia Securities Inc
Blaylock Robert Van LLC
Cabrera Capital Markets Inc
Williams Capital Group LP